MID-CON ENERGY PARTNERS, LP
2431 E 61st Street, Suite 850
Tulsa, Oklahoma 74136
(918) 743-7575

June 12, 2017
VIA EDGAR
H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-214536)
Dear Mr. Schwall:
Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Mid-Con Energy Partners, LP hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214536) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 14, 2017, or as soon as practicable thereafter.
Very truly yours,
MID-CON ENERGY PARTNERS, LP

By: /s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Vice President, General Counsel & Secretary

cc:     Courtney Cochran Butler, Andrews Kurth Kenyon LLP (via E-mail)